May 31, 2017	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Eric Envall and Katherine Hsu
Re: Santander Drive Auto Receivables LLC Amendment No. 1 to Registration Statement on Form SF-3 Filed January 10, 2017 File No. 333-215494

Ladies and Gentlemen:

On behalf of Santander Drive Auto Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated February 6, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form SF-3. For your convenience, an electronic copy of this letter is being delivered to you, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on January 10, 2017, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copy of Amendment No. 1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in Amendment No. 1.

Underwriting, page 48

1.	We note that the disclosure refers to “receivables originated by SC” and that “the description does not include any information about the origination and underwriting procedures used by any unaffiliated third-party originators from which SC acquired any receivables transferred to the issuing entity.” Please revise to indicate you will include material disclosure of the underwriting criteria for third party unaffiliated originators.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the “Mayer Brown Practices”), which have offices in North America, Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

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May 31, 2017

Response

We have revised the disclosure on page 50 of the prospectus to add a placeholder indicating that disclosure will be added to the prospectus in accordance with Item 1110 of Regulation AB regarding any originator or group of affiliated originators that originated, or is expected to originate, 20% or more of the pool assets.

Exceptions to Underwriting Criteria, page 56

2.	You disclose that SC has determined loans should be included in the pool despite lack of available underwriting data or having been osriginated an exception to the credit policies because SC’s “practice is to securitize all eligible assets in its portfolio using selection procedures that were not known or intended by SC to be adverse to the issuing entity.” Please revise to include a description of what factors are considered when making the decisions that exception loans should be included in the pool.

Response

Each securitized pool is selected from SC’s portfolio based on various criteria. However, whether or not a receivable has been originated with an exception to SC’s credit policy is not a factor that SC takes into consideration in choosing a pool of receivables to be securitized. After SC selects a securitized pool from all eligible assets in its portfolio, SC then determines which assets in the pool were originated as exceptions in order to satisfy SC’s disclosure requirements under Item 1111(a)(8) of Regulation AB.

We have revised the disclosure on page 61 of the prospectus to make clear that the existence of an exception is not a selection criterion used to determine eligibility of a receivable for inclusion in a securitized pool.

Asset-Level Information, page 58

3.	We note your bracketed disclosure stating that for offerings after November 23, 2016, you will file asset-level information on Form ABS-EE. Please confirm the following with respect to the asset-level information you will file:

•	That at the time of filing your preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus. See Securities Act Rule 424(h) and Exchange Act Rule 15c2-8.

•	That the Form ABS-EE filed incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division’s website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

•	That each data point included in Form ABS-EE will conform to definition of each item requirement.

•

That, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, you

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May 31, 2017

will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

Response

We confirm that, with respect to asset-level information we file:

•     At the time of filing our preliminary prospectus, the asset-level disclosure will be incorporated by reference into the prospectus, and the prospectus will be delivered to investors as contemplated by Securities Act Rule 424(h) and Exchange Act Rule 15c2-8.

•     The Form ABS-EE filed incorporated into any prospectus will include all applicable data points and will comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division’s website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

•     Each data point included in Form ABS-EE will conform to the definition of such data point in the applicable item requirement.

•     If additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, we will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

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If you have any specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc: John Ruckdaschel